 Filed by Athena Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Commission File No.: 001-40209

Subject Company: Heliogen, Inc.

In connection with the previously announced business combination between Athena Technology Acquisition Corp. (“Athena”) and Heliogen, Inc. (“Heliogen”), the following article was released by IPO Edge and on Yahoo! Finance on August 2, 2021. A copy of the article is being filed herewith as a written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425).

EDITORIAL

Investors Should Get Plugged Into Heliogen’s Smart Solar Power

23 Mins Ago

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▪	Athena Technology Acquisition Corp. (NYSE: ATHN) to merge with Heliogen, Inc. in SPAC deal
▪	Heliogen provides AI-enabled concentrated solar power
▪	Heliogen’s proven technology uses mirrors to reflect sunlight at a small receiver, generating intense heat
▪	Heliogen CEO is entrepreneur Bill Gross, who has seven startups backed by his Idealab incubator
▪	SPAC Athena led by CEO Phyllis Newhouse, Xtreme Solutions founder, 22-year Army veteran
▪	PIPE investors include ArcelorMittal and Morgan Stanley’s Counterpoint Global
▪	Backed by billionaire investors including Bill Gates, Patrick Soon-Shiong
▪	Customers include U.S. Department of Energy, ArcelorMittal, Rio Tinto, Bloom Energy

By Jarrett Banks and John Jannarone

Energy is the biggest industry on earth and the single biggest cost. With a TAM of $7 trillion a year and major countries decarbonizing, the switch to renewable energy to fight climate change has become big business. How should investors bet on a green future?

Get plugged into Heliogen Inc., which provides AI-enabled concentrated solar power and was founded in 2013 through Idealab, a Pasadena-based startup accelerator run by serial entrepreneur Bill Gross. It’s merging with Athena Technology Acquisition Corp. (NYSE: ATHN) in SPAC deal with a valuation of $2 billion.

Athena Technology is run by all women, including the CEO Phyllis Newhouse, a cybersecurity executive and former U.S. Army officer, as well as Board Chair Isabelle Freidheim, a venture capitalist. Former Georgia Democratic gubernatorial candidate Stacey Abrams is one of its advisers.

Heliogen’s refineries use artificial intelligence to position mirrors to reflect sunlight at a receiver, generating heat above 1,000 degrees Celsius. The heat is stored in rocks out of a quarry, providing around-the-clock renewable energy. This means the company doesn’t need batteries, greatly simplifying the model.

The company’s modular system, which is easy to scale, delivers low-cost renewable energy in the form of heat, power or hydrogen fuel. The goal is to replace fossil fuels in industrial processes including the production of cement, steel and petrochemicals. About 100 megawatts of electrical energy can be produced with around 20 modules.

Hydrogen is a $100 billion a year market today. Assuming the shift away from fossil fuels continues, it could soon reach $1 trillion a year. (The sole waste product from hydrogen is water – about as clean as it gets).

Demand is already off the charts. Customers include steelmaker ArcelorMittal SA, mining giant Rio Tinto PLC, Bloom Energy along with a yet to be announced Australian oil and gas company. With Heliogen, they are locking in energy prices for decades.

Indeed, the equipment is built to last. Even in harsh climates such as deserts, Heliogen’s structures are tested to survive sandstorms and operate for decades.

Heliogen’s 24/7 power delivery gives it a critical advantage over other green energy sources such as windmills. ArcelorMittal is evaluating uses of the company’s technology at its plants, while Rio Tinto is a looking at working with Heliogen at a mine in California.

Heliogen and Bloom Energy plan to produce green hydrogen using only concentrated solar power and water. The duo plans to leverage Heliogen’s Sunlight Refinery solar power generation system and Bloom Energy’s solid oxide electrolyzer, with the first integrated solution expected to be deployed by the end of 2021. Heliogen was also awarded $39 million by the U.S. Energy Department late last year to advance its technology.

Importantly, Heliogen’s customers have so far paid all cash upfront for its services. Such large players have the financial muscle to make such payments and should continue to do so going forward.

Heliogen has strong financial backing – both from customers who are also investors along with institutional money. PIPE investors include ArcelorMittal and Morgan Stanley’s Counterpoint Global. Early investors include Bill Gates and billionaire biotech investor Patrick Soon-Shiong.

The Microsoft founder, who is surely difficult to impress, is very enthusiastic about the business. In an interview with IPO Edge, Mr. Gross said, “When I told Bill Gates about building a software-enabled power company, he was very excited.”

At its core, Heliogen is a software company with potential for very high profit margins. Powerful analysis allows it to improve performance at its power plants constantly, making them ever more efficient. Such a business model could eventually put the company in an elite class of companies such as Tesla.

Heliogen’s technology is also well protected from copycats. The company has a strong portfolio of six granted and 13 pending patents. And its forecasts don’t even include potential government subsidies or mandates, carbon taxes or credits, or future software licensing revenues, which could represent a huge upside.

Mr. Gross will continue in his position as CEO at the combined company, and its current executive team will remain intact. Athena’s CEO, Ms. Newhouse, will also join the combined company’s board.

Athena, trading just below $10, is priced with room to rise. With an enterprise value of $2 billion, it has a multiple of 3.5 times sales. SunEdge Technologies, Inc., meanwhile, trades at 3.9 times while Sunrun Inc. trades at 7.7 times, according to Sentieo, an AI-enabled research platform.

It’s important to remember that a mission-driven company like Heliogen is able to attract engineering talent, giving it an advantage similar to Tesla. The company is also likely to get noticed by more smart investors.

Contact:

Jarrett Banks, Editor-at-Large

jb@capmarketsmedia.com

Twitter: @IPOEdge

Instagram: @IPOEdge

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”) intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus. After the registration statement is declared effective, Athena will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Additional information about the proposed business combination and related transactions will be described in Athena’s combined proxy statement/prospectus relating to the proposed business combination and the businesses of Athena and Heliogen, Inc. (“Heliogen”), which Athena will file with the SEC. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions, because these materials will contain important information about Heliogen, Athena and the proposed business combination and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Athena as of a record date to be established for voting on the proposed business combination and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924-0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combination and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.